Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Avatar Holdings Inc. for the registration of common stock, preferred stock, debt securities, warrants to purchase securities, and units and to the incorporation by reference therein of our report dated March 13, 2009 (except for Note A1 as to which the date is August 19, 2009), with respect to the consolidated financial statements and schedule of Avatar Holdings Inc and subsidiaries, and our report dated March 13, 2009 with respect to the effectiveness of internal control over financial reporting of Avatar Holdings Inc and subsidiaries, included in its Current Report (Form 8-K) filed with the Securities and Exchange Commission on August 19, 2009.

/s/ Ernst & Young LLP
Certified Public Accountants

West Palm Beach, Florida
August 21, 2009